UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2024

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

Re: Thoughtful Media Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 24, 2024
File No. 333-281589

Dear Kriangkrai Chaimongkol:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 24, 2024

Prospectus Summary
Voting and Other Rights of Common Stock and Super Voting Preferred Stock, page 3

1. Please explain why you have revised here and in the discussion of your corporate structure and history to state that the designation and issuance of 75,000 shares of Series X Super Voting Preferred Stock to Heather Maynard took place on August 14, 2024, rather than in January 2023 and June 2024 as previous disclosed. In this regard, the certificate of designation on file as Exhibit 3.3 is dated June 21, 2024, and it is unclear to us why the dates of designation and issuance would change unless they were erroneous. Explain and/or revise your disclosure on this topic as appropriate.

Executive Compensation, page 81

2. We note your response to prior comment 12, including your disclosure that the new employment agreement between Thoughtful Media and Heng Xue Li will "have the same terms as the current agreement" with SoPa Technology Pte Ltd. However, it appears from the form of agreement filed as Exhibit 10.5 that there will be a number of differences in key provisions; for example, Section 2 of the new agreement states that employment will be for a term of five years, and the compensation structure in Section 4 does not contemplate that Li will continue to be paid in shares of Society Pass. Please revise the description of Li's employment agreement with Thoughtful Media to align with Exhibit 10.5.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3. While we note your response to prior comment 17, it appears that certain of the Securities Purchase Agreements and amendments thereto on file as Exhibits 10.6 through 10.11 are not executed by all applicable parties. For example, Exhibits 10.6 and 10.7 are not executed by Thoughtful Media, and Exhibits 10.8 and 10.9 are not executed by Creative Vision Digital Limited and Grit Securities Limited, respectively. Please ensure that all such exhibits are properly executed. Alternatively, if the lack of signatures indicates that the Securities Purchase Agreements have not been finalized and executed by all of the parties, please advise.

General

4. We note your response to prior comment 18. Please provide us with the following additional information to assist in the evaluation of your response:
   - Provide further detail regarding the background and extent of the relationship between the selling stockholders and Raynauld Liang, given your disclosure that he introduced the investors to the company. Additionally, your response focuses on the selling stockholders that originally entered into securities purchase agreements in July 2024, whereas Grit Multi-Strategies Investment Company Limited purchased notes in September 2024. Please clarify how this additional selling stockholder was identified and its purchase of notes negotiated, as well as its relationship, if any, to Grit Securities Limited.
   - While we note your statement that the selling stockholders "requested...registration rights for the shares of common stock issuable upon the conversion of the convertible notes," the resale of the shares underlying the notes has been contemplated by this registration statement since its initial draft submission in October 2023. Please explain how this is consistent with your suggestion that the selling stockholders independently instigated the resale of the underlying shares.
   - Elaborate on how the conversion price of $1.80, then $1.50, was determined. You state that the price was decided due to "lack of liquidity" of the notes and underlying common stock, but this only explains the general reason for setting the conversion price at a discount to the IPO price and not what the exact price was based upon. We further note that the reference to "lack of liquidity" is unclear since the resale of the underlying shares after a short holding period was

contemplated during negotiation of the securities purchase agreements.

- Describe in further detail Grit Securities Limited's primary business activities as a Hong Kong broker dealer. Revise to identify Grit Securities Limited as an "underwriter," given such role or tell us why this is not necessary. Further, as an underwriter, such holder must sell at a fixed price, not at the market price contemplated here. Refer to Securities Act Compliance and Disclosure Interpretation 111.01 for guidance.

5. You disclose that Heather Maynard will control the company through her ownership of 75,000 shares of Series X Super Voting Preferred Stock. Elaborate upon why you opted to grant her such controlling interest and how it was decided that she would acquire the shares at a price of $0.0001 per share, as disclosed at page II-2. In this regard, it appears that Maynard may also be associated with Dennis Nguyen, former Chief Executive Officer and shareholder of Society Pass, in other business dealings. For example, Maynard has been listed as the registered agent for the Dennis Nguyen Family Foundation, and the two individuals were previously identified as shareholders of H&D Mediterranean. Please revise where appropriate throughout the prospectus, including the "Relationship With and Separation from Society Pass" section of the prospectus summary, to provide further detail on how and why Maynard was selected as the controlling shareholder of Thoughtful Media. Discuss any relationships, agreements, affiliations that Maynard may have with Society Pass and its affiliates, including Nguyen, and acknowledge any related conflicts of interest.

Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ted Paraskevas, Esq.